Sede legale: Piazza degli Affari, 2 - 20123 Milano

October 25, 2007

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A. Form 20-F for Fiscal Year ended December 31, 2006 Filed June 21, 2007 File No. 1-13882

Dear Mr. Spirgel:

Thank you very much for your letter dated October 16, 2007, setting forth further comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2006, (the “2006 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

Our responses to the Staff’s comments in your letter of October 16, 2007 on the 2006 Form 20-F are set forth below.  To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text.  Our response follows each comment.

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1.	Refer to response to comment 2. Addressing paragraph 9 of EITF 00-21, tell us whether you concluded that the mobile phone and the future mobile phone services represent separate units of accounting.

Response:

The mobile handsets have value to the customers on a stand alone basis and there is objective and reliable evidence of fair value for the telecommunications service to be delivered. Therefore, in applying the guidance of paragraph 9 of EITF 00-21, we concluded that the mobile phone and the future mobile phone services represent separate units of accounting.

The handset is considered to have value on a standalone basis to the customer for the following reasons:

-	The handsets can be used on the networks of our competitors in the market.

-	They are not SIM-locked.

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There is a very active market in Italy for the handsets: since the penetration of mobile telecommunications service in Italy is above the Western European average at approximately 139 lines per 100 inhabitants, customers usually change their mobile phones without signing up for new phone service offers.

Moreover, we do not bear the risk of a general right of return on the handset and our performance under the services agreement is considered probable and substantially within our control.

The revenue allocated to the handset sale is limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value. This can result in a loss on the handset sale, which, as noted in our response to prior comment 2, is capitalized when all the criteria listed in our accounting policy on page F-24 of our 2006 Form 20-F are met.

2.
We note your response to comment 5. If you did not consider the Solpart transaction as a true sale, and the accounting effects of the transfer were eliminated in consolidation, explain to us in more detail the substantive business reasons behind the transfer and why you characterized the transaction as disposition on page F-47.  Also, since you did not consider the transaction as a true sale, tell us your basis for classifying the investment as held for sale.

Response:

In addition to the 38% interest in Solpart Participações, which controls Brasil Telecom Participações, we hold a controlling interest in TIM Participações, the number two mobile operator in Brazil. As disclosed in our prior Form 20-F, Anatel, the Brazilian regulator, had revoked our governance rights due to the overlap of the mobile and long distance licenses held by Brasil Telecom Participações and TIM Participações. The transfer to the trust was approved in advance by Anatel as a solution to the issue of overlapping licenses, allowing us to avoid the possible application of sanctions by Anatel to the two operators.

The statement on page F-47 of the 2006 Form 20-F that we had “effectively disposed of our ownership interest in the investment in Solpart Participações” should read that we had “effectively relinquished our voting rights associated with our ownership interest in the investment in Solpart Participações”. We will amend the wording to clarify this in future filings.

IFRS 5, Non-current Assets Held for Sale and Discontinued Operations requires that assets be classified as held for sale when the carrying amount will be recovered principally through a sale transaction rather than through continuing use.  In addition, IFRS 5 requires that the asset is available for immediate sale, its sale is highly probable and the sale should be expected to occur within one year from the date of classification as held for sale. We concluded that such conditions were met because management was committed to sell the investment demonstrated by the appointment of JP Morgan to sell our investment in Solpart Participações. Although a firm purchase commitment had not been received as of December 31, 2006, market interest indicated a high probability that a firm purchase commitment would be received and the sale would be finalized before the end of 2007.

In fact, a firm purchase commitment has been received in 2007 and we expect the sale to be finalized by year end.

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Telecom Italia acknowledges that:

•	Telecom Italia is responsible for the adequacy and accuracy of disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Telecom Italia may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact our counsel, Jeffrey M. Oakes, at 011-44-20-7418-1386 (fax: 011-44-20-7710-4886) or Simona Spazzini, at 011-44-20-7418-1328 (fax: 011-44-20-7710-4828).  Any further questions or comments should be sent directly to Mr. Oakes and Ms. Spazzini as well as the undersigned.

Very truly yours,

/s/ Enrico Parazzini Chief Financial Officer

cc:	Jeffrey M. Oakes Davis Polk & Wardwell Simona Spazzini Davis Polk & Wardwell Nadia Locati Reconta Ernst & Young S.p.A. Margy Coll Reconta Ernst & Young S.p.A.